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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sirenza Microdevices, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

82966 T 10 6

(Cusip Number)

May 5, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 pages

13G
CUSIP No. 82966 T 10 6

1.	Name of Reporting Person: VL Dissolution Corporation (formerly, Vari-L Company, Inc.)		I.R.S. Identification Nos. of above persons (entities only): FEIN: 060678347

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,371,150

		6.	Shared Voting Power: 0 Shares

		7.	Sole Dispositive Power: 3,371,150

		8.	Shared Dispositive Power: 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,371,150

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.1%

12.	Type of Reporting Person: CO

Page 2 of 5 pages

13G

Item 1.
	(a)	Name of Issuer:
Sirenza Microdevices, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
522 Almanor Avenue, Sunnyvale, CA 94085

Item 2.
	(a)	Name of Person Filing:
VL Dissolution Corporation (formerly, Vari-L Company, Inc.)
	(b)	Address of Principal Business Office or, if none, Residence:
4895 Peoria Street, Denver, CO 80239
	(c)	Citizenship:
Colorado corporation
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
82966 T 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
3,371,150
(b) Percent of class:
10.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,371,150
(ii) Shared power to vote or to direct the vote:
0 shares
(iii) Sole power to dispose or to direct the disposition of:
3,371,150
(iv) Shared power to dispose or to direct the disposition of:
0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 pages

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 5, 2003

Company Name(s):

VL DISSOLUTION CORPORATION

By:	/s/ Richard P. Dutkiewicz
Name:	Richard P. Dutkiewicz
Title:	Vice President of Finance and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Page 5 of 5 pages